VF 9-11-03

**AH 9/8/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03051911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45070

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VUKOVICH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2 West Dry Creek Circle, #200
(No. and Street)

Littleton, Colorado 80120
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Boris B. Vukovich (303) 730-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
McGough Accounting & Consulting Services, Inc.
(Name — *if individual, state last, first, middle name*)

31105 Skokie Lane (Address) Evergreen (City) Colorado (State) 80439 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Boris B. Vukovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vukovich Securities, Inc., as of June 30, ~~19~~2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BEVERLY WOOD
NOTARY
PUBLIC
STATE OF COLORADO

Signature

President

Title

Notary Public

my commission expires 2-18-06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VUKOVICH SECURITIES, INC.

FINANCIAL STATEMENTS

June 30, 2003

McGough Accounting &
Consulting Services, Inc.
Evergreen, Colorado USA

TABLE OF CONTENTS

McGough & Associates, CPA's
McGough Accounting & Consulting Services, Inc.

31105 Skokie Lane
Evergreen, CO 80439

Telephone: 303-674-5244
Facsimile: 303-670-4611
E-Mail: gibcpa@earthlink.net

July 24, 2003

INDEPENDENT AUDITOR'S REPORT

Board of Directors
VUKOVICH SECURITIES, INC.
Littleton, Colorado

We have audited the accompanying statement of financial condition of Vukovich Securities, Inc. (a Colorado corporation) as of June 30, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vukovich Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.


CPA

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III,and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGough Accounting & Consulting Services, Inc.

VUKOVICH SECURITIES, INC.

Statement of Financial Condition

June 30, 2003

ASSETS

CURRENT ASSETS:	
Cash	$7,775
Prepaid Expenses	558
Total Current Assets	$8,333

STOCKHOLDERS' EQUITY

CURRENT LIABILITY:	
Account Payable	312
STOCKHOLDERS' EQUITY (Note 1):	
Common Stock, 100,000 shares authorized, 100 shares issued and outstanding, no par value	8,000
Retained Earnings	21
	8,021
	$8,333

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2003

	Common Stock	Retained Earnings
Balance at June 30, 2001	$8,000	$(581)
Net Income	-0-	602
Balance at June 30, 2002	$8,000	$ 21

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Income

For the Year Ended June 30, 2003

REVENUE	$9,490
EXPENSES:	
Consulting	3,304
Professional Fees	2,500
NASD Membership Fee	2,053
Insurance	366
SIPC Fees	150
California Registration Fees	300
Bank Charges	96
Supplies	105
Licenses and Fees	25
	8,899
	591
INTEREST INCOME	11
INCOME BEFORE INCOME TAXES	602
FEDERAL AND STATE INCOME TAXES	-
NET INCOME	$ 602

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 602
Adjustments to reconcile net income to net cash provided by operating activities - - -	
Increase in prepaid expenses	(63)
Increase in account payable	312
NET CASH USED BY OPERATING ACTIVITIES	851
NET CASH PROVIDED BY INVESTMENT ACTIVITIES	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-
NON-CASH INVESTING AND FINANCING ACTIVITIES	-
NET INCREASE IN CASH	851
CASH AT BEGINNING OF YEAR	6,924
CASH AT END OF YEAR	$ 7,775

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Notes to Financial Statements

For the Year Ended June 30, 2003

1. Significant Accounting Policies

The Company, a Colorado corporation, was formed for the express purpose of functioning as a broker/dealer for real estate limited partnership investment ventures identified by Colorado Real Estate & Investment Co. (CREICO).

Pursuant to a management agreement with CREICO, the Company receives amounts sufficient to cover operating expenses in lieu of commissions.

CREICO pays its own syndication and sales costs associated with any public offering.

2. Related Party

The shareholders of the Company are also officers of Colorado Real Estate & Investment Co. (CREICO).

3. Customer Securities and Segregated Funds

The Company does not hold any customer securities, nor does it have any segregated funds.

4. NASD Examination

A routine examination of the Company is being conducted by the NASD. An on-the-record ("OTR") interview is scheduled on September 4, 2003.

Schedule I

VUKOVICH SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of June 30, 2003

Total stockholders' equity qualified for net capital	$ 8,021
Additions and deductions - Prepaid Expenses	(558)
Net capital before haircuts on securities positions	7,463
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net Capital	$7,463

Total Aggregate Indebtedness	$ -0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required per SEC Rule 17a-11	$6,000
Required net capital	$5,000

Ratio: Aggregate indebtedness to net capital	4.187%

There is no material difference from the Company's computation of basic net capital requirement from that included in the Company's unaudited Form X-17A-5 Part II filing as of June 30, 2003.

Schedule II

VUKOVICH SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2003

Credit Balances	$ -0-
Debit Balances	-0-
Difference	$ -0-
Required Deposit	$ -0-

There is no material difference from the Company's computation of reserve requirements as of June 30, 2003.

Schedule III

VUKOVICH SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2003

1.	Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -0-
A.	Number of items	-0-
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -0-
A.	Number of items	-0-

Schedule IV

VUKOVICH SECURITIES, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Account

As of June 30, 2003

SEGREGATION REQUIREMENTS	$ -0-
FUNDS ON DEPOSIT IN SEGREGATION	-0-
EXCESS FUNDS (Insufficiency) IN SEGREGATION	$ -0-